November 18, 2015

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Outfront Media Capital LLC
Outfront Media Capital Corporation
Registration Statement on Form S-4
Filed November 18, 2015

Ladies and Gentlemen:

On the date hereof, Outfront Media Capital LLC, a Delaware limited liability company, and Outfront Media Capital Corporation, a Delaware corporation (together, the “Companies”), and OUTFRONT Media Inc., Century Prince Street, Inc., Fuel Outdoor LLC, Fuel Outdoor Holdings LLC, Fuel Outdoor San Francisco LLC, Metro Fuel LLC, Millennium Billboards L.L.C., Mizey Realty Co., Inc., Motion Picture Promotions, LLC, Outdoor Inc., Outfront Media Boston LLC, Outfront Media Bus Advertising LLC, Outfront Media Chicago LLC, Outfront Media Citylites LLC, Outfront Media Electrical & Maintenance LLC, Outfront Media Group LLC, Outfront Media Kiosk Advertising LLC, Outfront Media L.A. Inc., Outfront Media LLC, Outfront Media Miami Holdings LLC, Outfront Media Miami LLC, Outfront Media Minnesota LLC, Outfront Media Outernet Inc., Outfront Media San Francisco LLC, Outfront Media Sign Erectors LLC, Outfront Media Sports Inc., Outfront Media Transportation Advertising LLC, Outfront Media VW Communications LLC and Outfront Media Wall to Wall LLC (collectively, the “Guarantors” and, together with the Companies, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $100,000,000 aggregate principal amount of the Company’s 5.625% Notes due 2024 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 5.625% Notes due 2024, which were issued on March 30, 2015.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*    *    *

Very truly yours,

OUTFRONT MEDIA CAPITAL LLC

By:	/s/ Donald R. Shassian
	Name:	Donald R. Shassian
	Title:	Executive Vice President and Chief Financial Officer

OUTFRONT MEDIA CAPITAL CORPORATION

By:	/s/ Donald R. Shassian
	Name:	Donald R. Shassian
	Title:	Executive Vice President and Chief Financial Officer

OUTFRONT MEDIA INC.
CENTURY PRINCE STREET, INC.
FUEL OUTDOOR LLC
FUEL OUTDOOR HOLDINGS LLC
FUEL OUTDOOR SAN FRANCISCO LLC
METRO FUEL LLC
MILLENNIUM BILLBOARDS L.L.C.
MIZEY REALTY CO., INC.
MOTION PICTURE PROMOTIONS, LLC
OUTDOOR INC.
OUTFRONT MEDIA BOSTON LLC
OUTFRONT MEDIA BUS ADVERTISING LLC
OUTFRONT MEDIA CHICAGO LLC
OUTFRONT MEDIA CITYLITES LLC
OUTFRONT MEDIA ELECTRICAL & MAINTENANCE LLC
OUTFRONT MEDIA GROUP LLC
OUTFRONT MEDIA KIOSK ADVERTISING LLC
OUTFRONT MEDIA L.A. INC.
OUTFRONT MEDIA LLC
OUTFRONT MEDIA MIAMI HOLDINGS LLC
OUTFRONT MEDIA MIAMI LLC
OUTFRONT MEDIA MINNESOTA LLC
OUTFRONT MEDIA OUTERNET INC.
OUTFRONT MEDIA SAN FRANCISCO LLC
OUTFRONT MEDIA SIGN ERECTORS LLC
OUTFRONT MEDIA SPORTS INC.
OUTFRONT MEDIA TRANSPORTATION ADVERTISING LLC
OUTFRONT MEDIA VW COMMUNICATIONS LLC
OUTFRONT MEDIA WALL TO WALL LLC

By:	/s/ Donald R. Shassian
	Name:	Donald R. Shassian
	Title:	Executive Vice President and Chief Financial Officer